Celsus Therapeutics Announces ADR Ticker Symbol Change to CLSXY

NEW YORK, NY AND LONDON, UK, September 16, 2013 (BUSINESS WIRE) -- Celsus Therapeutics (OTCQB: CLSXY), an emerging growth, development-stage biotechnology company, announced that effective September 16, 2013, the Company's American Depository Receipts (ADR) will commence trading on the OTC Markets under the new trading symbol "CLSXY" (OTC: CLSXY). The previous trading symbol was "MRRBY".

“The change in symbol is another step in advancing our new corporate strategy,” said Gur Roshwalb, Chief Executive Officer of Celsus Therapeutics. “With new management and exciting data demonstrating the effectiveness and safety of MRX-6, a non-steroidal anti-inflammatory cream for treating conditions such as allergic contact dermatitis and eczema, we look forward to bringing Celsus Therapeutics to the next stage of development.”

About MFAIDs (Multi-Functional, Anti-Inflammatory Drugs)

Celsus is developing a platform of first-in-class, synthetic, non-steroidal anti-inflammatory drugs. They are designed to inhibit extracellular secretory phospholipase A2 (sPLA2), a catalytic enzyme responsible for initiating the inflammatory cascade through the production of arachidonic acid from membrane-associated phospholipids, specifically at the cell surface. MFAIDs can inhibit all sPLA2 isomers without disrupting cytoplasmic phospholipase A2 (cPLA2), a crucial homeostatic enzyme within cells. MDAIDS also enrich cell surface glycosaminoglycans, protecting cells from exposure to oxygen radicals and certain cytokines.

About MRX-6 – Dermatitis

MRX-6 is an MFAID topical cream treatment under development for treating skin inflammatory disorders, specifically allergic contact dermatitis and atopic dermatitis, also known as eczema. ACD and atopic dermatitis usually caused by environment allergens.

About Celsus Therapeutics Plc.

Celsus Therapeutics is an emerging clinical stage company focused on the development of a new class of non-steroidal, synthetic anti-inflammatory drugs termed Multi-Functional Anti-Inflammatory Drugs or MFAIDs. Celsus’s MFAIDs represent a new therapeutic platform for the treatment of a broad array of inflammatory diseases, such as allergies and autoimmune diseases. Presently, the Company has two lead drug candidates in its clinical pipeline, MRX-6, a topical cream for contact dermatitis and MRX-4, a nasal spray for treating allergic rhinitis (hay fever). Other potential treatments in preclinical development include OPX-1 for ocular inflammation, CFX-1 for cystic fibrosis, and MRX-5 for inflammatory bowel disease.

FORWARD-LOOKING STATEMENTS – This press release contains "forward-looking statements" that involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terms including "anticipates," "believes," "could," "estimates," "expects," "intends," "may," "plans," "potential," "predicts," "projects," "should," "will," "would," "hope," "look forward" and similar expressions intended to identify forward-looking statements. Forward-looking statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. You should not put undue reliance on any forward-looking statements. Unless we are required to do so under applicable laws, we do not intend to update or revise any forward-looking statements.

Company Contact

Celsus Therapeutics Plc.

Gur Roshwalb, MD

Chief Executive Officer

gr@celsustx.com